May 11, 2021

FILED VIA EDGAR CORRESPONDENCE

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549

Attn: Ms. Christina DiAngelo Fettig

Re:	Two Roads Shared Trust (the “Registrant”)

File Nos.: 811-22718; 333-182417

Dear Ms. Fettig:

This letter is in response to the comments that you provided regarding the review of the annual reports (the “Annual Reports”) and other filings for the following series of the Registrant (the “Funds”):

Fund Name	Fiscal Year Reviewed
Anfield Capital Diversified Alternatives ETF	4/30/2020
Anfield Universal Fixed Income ETF	7/31/2020
Affinity World Leaders Equity ETF	10/31/2020
Anfield U.S. Equity Sector Rotation ETF	10/31/2020
LeaderShares AlphaFactor US Core Equity ETF	10/31/2020
LeaderShares Activist Leaders ETF	10/31/2020
LeaderShares AlphaFactor Tactical Focused ETF	10/31/2020
LeaderShares Equity Skew ETF	10/31/2020
Recurrent MLP & Infrastructure Fund	10/31/2020
Wealthfront Risk Parity Fund	10/31/2020

FORM N-CEN COMMENTS

1.	In the Trust’s July 31, 2020 N-CEN filing, the “yes” box was checked in response to Item B.18 (indicating a material weakness finding). Was this answered correctly?

RESPONSE: This question was answered incorrectly. The Registrant has corrected this response and filed an amended Form N-CEN.

2.	The Staff was unable to locate an Internal Control Report for Anfield Universal Fixed Income ETF in the July 31, 2019 N-CEN filing.

RESPONSE: This was omitted in error. The Registrant has added the attachment and filed an amended Form N-CEN.

3.	Please explain why Item C.3.e. was not checked for either (i) the Anfield Universal Capital Diversified Alternatives ETF (April 30, 2020 N-CEN filing) or (ii) Anfield US Equity Sector Rotation ETF (October 31, 2020 N-CEN filing), in each case indicating that such fund is a fund of funds.

RESPONSE: The Registrant will adjust this going forward. Anfield Universal Capital Diversified Alternatives ETF did hold 15% in common stocks as well as put options.

4.	Item C.8.d was not checked off for Anfield Capital Diversified Alternatives ETF in the April 30, 2020 Form N-CEN filing. This item should have been checked off if previously waived fees were recouped in the period.
4.

RESPONSE: The Registrant has corrected this response and filed an amended Form N-CEN.

5.	Recurrent MLP & Infrastructure Fund paid significant return of capital distributions in the period yet responded “No” to Item B.23 of Form N-CEN (October 31, 2020) as to whether the Fund made distributions requiring written statements to be made to shareholders pursuant to Rule 19a-1. Please explain.

RESPONSE: The Fund converted from a C Corp to a RIC effective November 1, 2018. No Rule 19a-1 notices were required to be sent with respect to the Fund prior to that date. Rule 19a-1 notices were inadvertently not sent by the Administrator during the period noted subsequent to the Fund’s change in status. However, the return of capital amounts were correctly reported in the Fund’s financial statements in shareholder reports and in the Fund’s prospectus, as well as reflected in year-end account statements provided to shareholders. Procedures have been put in place to ensure that 19a-1 notices are sent to shareholders in accordance with the requirements of Rule. Commencing with the March 2021 distribution, written statements were mailed to shareholders pursuant to the requirements of Rule 19a-1 and will continue to be sent going forward, as applicable.

REGISTRATION STATEMENT COMMENTS

6.	Please verify the accuracy of Anfield Universal Fixed Income ETF’s expense ratio in its prospectus dated November 30, 2020. The ratio in the expense table (1.21%) differs from the ratio in the financial highlights (1.23%). Also, please explain why the expense table shows there were no Acquired Fund Fees and Expenses.

RESPONSE: The operating expense limitation changed during the fiscal year. In accordance with industry practice, the forward-looking expense limitation is now presented. Acquired Fund Fees and Expenses for the period were less than 0.01%.

7.	The principal investment strategy section of Wealthfront Risk Parity Fund’s prospectus (dated February 28, 2020) notes that the fund will engage in active and frequent trading,

however the Staff notes that portfolio turnover for the fund is zero. Please explain why the fund’s portfolio turnover rate is 0%.

RESPONSE: The Registrant notes that in accordance with industry practice, derivative instruments were excluded from the calculation of the portfolio turnover rate, which resulted in a portfolio turnover rate of 0% for the Wealthfront Risk Parity Fund. Going forward, the Registrant will add disclosure to the Portfolio Turnover section of the Wealthfront Risk Parity Fund’s prospectus to clarify that the portfolio turnover rate would be higher if derivatives were included in the calculation.

8.	Please explain why the fee table in LeaderShares Equity Skew ETF’s initial prospectus (dated May 6, 2020) did not include an estimate for Acquired Fund Fees and Expenses.

RESPONSE: At the time of the filing, the anticipated Acquired Fund Fees were less than 0.01%.

9.	The Staff noted the fee table in Anfield Capital Diversified Alternatives ETF’s prospectus (dated August 31, 2020) includes recoupment of prior waived expenses in a separate line ("Recoupment of Prior Fees Waived") located below the “Total Annual Fund Operating Expenses” line. Recoupment should be reflected in the fee table above the “Total Annual Fund Operating Expenses” item either in a separate line or included in the “Other Expenses” line, as recoupment expenses should be reflected in the fund’s gross expenses, as prescribed by guidance in ADI 2019-09.

RESPONSE: The Registrant will disclose recoupment of prior waived expenses in a separate line item above the Total Annual Fund Operating Expenses in future filings.

FORM N-CSR COMMENTS

10.	The Staff notes that the performance discussion for LeaderShares Equity Skew ETF in its annual report for the year ended October 31, 2020 refers to market return. In future filings, the performance discussion should instead refer to NAV return.

RESPONSE: The Registrant will address this in future filings.

11.	Please review the “top holdings” charts included in the annual reports for Anfield Capital Diversified Alternatives ETF (April 30, 2020) and Anfield U.S. Equity Sector Rotation ETF (October 31, 2020) to determine whether adjustments can be made to make the information more transparent. For Anfield Capital Diversified Alternatives ETF, the Staff notes that the “top holdings” list mixes asset classes and industry types and includes “closed-end funds” holdings but not “ETF” holdings. For Anfield U.S. Equity Sector Rotation ETF, the Staff notes that the “top holdings” list only includes “equity” but does not refer to the ETFs that are held.

RESPONSE: The Registrant will consider this comment going forward.

12.	The footnote to the performance table included in Anfield U.S. Equity Sector Rotation ETF’s annual report (October 31, 2020) states that the fund’s operating expenses are 1.30%, however the fee table included in the fund’s prospectus dated November 17, 2019 lists operating expenses of 1.42%.

RESPONSE: The footnote to the performance table in the annual report reflects the expense ratio with (1.42%) and without (1.30%) acquired fund fees and expenses. The Registrant will revise this footnote disclosure in future reports to properly identify the difference.

13.	Per Form N-1A Item 27(b)(7)(ii)(A) Instruction 1(d), the line graphs comparing the initial and subsequent account values at the end of each of the most recently completed 10 fiscal years of a Fund should be based on the Fund’s required minimum initial investment if that amount exceeds $10,000.
(i)	The graph included in Wealthfront’s annual report (October 31, 2020) should be based on an investment of $5,000,000 (rather than $10,000) as the Class W shares require a minimum investment of $5,000,000.
(ii)	For LeaderShares AlphaFactor US Core Equity ETF, LeaderShares Activist Leaders ETF, LeaderShares AlphaFactor Tactical Focused ETF and LeaderShares Equity Skew ETF, the graph included in the annual report (October 31, 2020) should be based on an investment of $10,000 (rather than $250,000) as there is no minimum investment required for these funds.

RESPONSE: The Registrant will make these updates going forward.

14.	The Portfolio of Investments include in the annual report for the Affinity World Leaders Equity ETF categorizes its holdings by country. As required by paragraphs 20-21 of FASB ASC 825-10-50, in addition to categorizing by country, please also categorize by any other significant concentration of credit risk, such as industry. See also the 2018 AICPA Audit and Accounting Guide Section 7.28 and AICPA Expert Panel Meeting Minutes (January 21, 2020).

RESPONSE: The Registrant confirms that there was no significant concentration with respect to industry concentrations, however, consideration will be given to including an industry-based classification table following the portfolio of investments.

15.	With respect to the disclosure regarding swaps in the Annual Report for the Wealthfront Parity Fund:
(i)	please list each swap separately as required by Regulation S-X, Article 12-13C, Footnote 2.
(ii)	please include a description of the value upfront payments/receipts as required by Regulation S-X, Article 12-13C (columns A-H).
(iii)	please disclose the frequency of payments as required by Regulation S-X, Article 12-13C, Footnote 3.

RESPONSE: Going forward, the Registrant will list swaps separately. While there were no upfront payments/receipts for the swaps noted in the annual report, going forward the Registrant will include a column within the swap table for such items and will add footnote disclosure indicating the frequency of payments.

16.	With respect to the Financial Highlights section of the Annual Reports for the following funds, the “Market price, total return” item should not link to the noted footnotes, as those footnotes only apply to NAV total return.
(i)	Affinity World Leaders Equity ETF – footnotes (b) and (c)
(ii)	Anfield U.S. Equity Sector Rotation ETF – footnotes (c) and (d)
(iii)	Anfield Capital Diversified Alternatives ETF – footnotes (c) and (d)
(iv)	Anfield Universal Fixed Income ETF – footnotes (b) and (c)

RESPONSE: The Registrant will adjust the footnotes going forward.

17.	For all funds that are exchange traded funds, in the “Capital Share Transactions” note of future filings, please disclose whether any fees were received by the fund and, if so, the amounts received and the accounting policies for the fees.

RESPONSE: The Registrant will consider adding disclosure regarding the accounting policies for fixed and variable charges going forward.

18.	Please supplementally confirm that the adviser for each of the following funds is current on any payments that are payable under the unitary fee: Wealthfront Risk Parity Fund, LeaderSharesTM AlphaFactor US Core Equity ETF, LeaderShares Activist Leaders ETF, LeaderShares AlphaFactor Tactical Focused ETF and LeaderShares Equity Skew ETF.

RESPONSE: The Advisors are current on payments for each of these Funds.

19.	For the funds that have sub-advisers, please advise whether there is a multi-manager exemptive order or whether the funds are relying on aggregate fee relief with respect to its presentation of fees paid by the adviser to the sub-adviser. If not, please include a description of such fees.

RESPONSE: None of the Trust or Advisers within the Trust have obtained a multi-manager exemptive order. The Registrants will consider the inclusion of such disclosure in future filings.

20.	For LeaderShares Activist Leaders ETF, LeaderShares AlphaFactor Tactical Focused ETF and LeaderShares Equity Skew ETF, in the Expense Example section of the Annual Report actual expenses were calculated using the full number of days in the six-month period. Going forward, for funds that are not in operation for the full six-month period, actual expenses should be calculated on the number of days in the period during which the fund was in operation.

RESPONSE: The Registrant will ensure that the calculation is based on the actual number of days the Fund was in operation during the six-month period.

21.	For all funds that are exchange traded funds, please explain why the Item 5 disclosure for Form N-CSR is marked as not applicable.

RESPONSE: We will revise Item 5 in future filings on Form N-CSR for funds that are exchange traded funds to state that the Registrant’s Board has an Audit Committee established in accordance with Section 3(a)(58)(A) of the Exchange Act (15 U.S.C. 78c(a)(58)(A)) and list the names of the members of the Audit Committee.

22.	The Staff notes that it reviewed the Funds’ websites. Below are the details related to the websites the Staff accessed that appear to have outdated information. Please note that the websites were accessed in early February 2021.
Fund Name	Comment
Anfield Capital Diversified Alternatives ETF	10/31/2020 Semi-Annual Report not posted.
Affinity World Leaders Equity ETF	10/31/2020 Annual Report not posted.
Anfield U.S. Equity Sector Rotation ETF	10/31/2020 Annual Report not posted.
Recurrent MLP & Infrastructure Fund	10/31/2020 Annual Report not posted.

RESPONSE: The reports listed have been posted to the applicable Funds’ websites.